Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225566

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED FEBRUARY 15, 2019

TO THE PROSPECTUS DATED JANUARY 4, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated January 4, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of March 1, 2019;
•	to disclose the calculation of our January 31, 2019 net asset value (“NAV”) per share for all share classes; and
•	to provide an update on the status of our current public offering (the “Offering”).

March 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2019 (and repurchases as of February 28, 2019) is as follows:

Transaction Price (per share)
Class S	$10.8756
Class T	$10.6835
Class D	$10.7359
Class I	$10.8524

The March 1 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2019. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since January 31, 2019 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2019 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2019 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of January 31, 2019 ($ and shares in thousands):

Components of NAV	January 31, 2019
Investments in real properties	$11,333,321
Investments in real estate related securities	2,340,067
Cash and cash equivalents	79,777
Restricted cash	212,475
Other assets	117,425
Mortgage notes, term loans, and revolving credit facilities, net	(6,618,432)
Repurchase agreements	(1,744,607)
Subscriptions received in advance	(151,954)
Other liabilities	(286,347)
Accrued performance participation allocation	(7,007)
Management fee payable	(5,426)
Accrued stockholder servicing fees (1)	(2,551)
Non-controlling interests in joint ventures	(96,285)
Net asset value	$5,170,456
Number of outstanding shares/units	476,547

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(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of January 31, 2019, the Company has accrued under GAAP $249.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2019 ($ and shares/units in thousands, except per share/unit data):

	Class S	Class T	Class D	Class I	Third-party Operating Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$3,152,226	$260,951	$351,483	$1,269,536	$136,260	$5,170,456
Number of outstanding shares/units	289,844	24,426	32,739	116,982	12,556	476,547
NAV Per Share/Unit as of January 31, 2019	$10.8756	$10.6835	$10.7359	$10.8524	$10.8524

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(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2019 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily*	7.8%	5.6%
Industrial	7.3%	6.1%
Hotel	9.7%	9.3%
Retail	7.7%	6.5%

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*	Multifamily includes student housing and manufactured housing.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

	Hypothetical	Multifamily	Industrial	Hotel	Retail
Input	Change	Investment Values	Investment Values	Investment Values	Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.7%	+0.9%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(1.3%)	(0.9%)	(1.8%)
Exit Capitalization Rate	0.25% decrease	+2.9%	+2.8%	+2.4%	+2.4%
(weighted average)	0.25% increase	(2.7%)	(2.5%)	(2.1%)	(2.2%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner and Class B unit holders. The following table provides a breakdown of the major components of our total NAV as of December 31, 2018 ($ and shares in thousands):

Components of NAV	December 31, 2018
Investments in real properties	$11,282,882
Investments in real estate related securities	2,259,040
Cash and cash equivalents	68,089
Restricted cash	238,524
Other assets	91,736
Mortgage notes, term loans, and revolving credit facilities, net	(6,826,357)
Repurchase agreements	(1,713,723)
Subscriptions received in advance	(166,542)
Other liabilities	(245,622)
Accrued performance participation allocation	(37,484)
Management fee payable	(5,124)
Accrued stockholder servicing fees (1)	(2,424)
Non-controlling interests in joint ventures	(94,676)
Net asset value	$4,848,319
Number of outstanding shares/units	449,062

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2018, the Company has accrued under GAAP $238.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2018 ($ and shares/units in thousands, except per share/unit data):

	Class S	Class T	Class D	Class I	Third-party Operating Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$2,997,620	$247,865	$324,470	$1,169,046	$109,318	$4,848,319
Number of outstanding shares/units	276,989	23,313	30,375	108,261	10,124	449,062
NAV Per Share/Unit as of December 31, 2018	$10.8222	$10.6318	$10.6820	$10.7984	$10.7984

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(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

As of the date hereof, we had issued and sold 23,160,502 shares of our common stock (consisting of 13,205,373 Class S shares, 1,246,339 Class T shares, 2,149,284 Class D shares, and 6,559,506 Class I shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.